VIA EDGAR

July 28, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vital Farms, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-239772)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on July 30, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the Company’s Preliminary Prospectus dated July 24, 2020 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director, Goldman Sachs Investment Banking Division

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
	Name:	Jacqueline Murphy
	Title:	Vice President

[Signature Page to Acceleration Request by Underwriters]